Exhibit 99.60

BY-LAW NO. 1

A by-law relating generally to
the transaction of the business
and affairs of

VOX ROYALTY CORP.

(the “Corporation”)

DIRECTORS

1.            Calling of and notice of meetings Meetings of the board of will be held on such day and at such time and place as the Chief Executive Officer or Corporate Secretary of the Corporation or any two directors may determine. Notice of meetings of the board will be given to each director not less than 48 hours before the time when the meeting is to be held. Each newly elected board may without notice hold its first meeting for the purposes of organization and the appointment of officers immediately following the meeting of shareholders at which such board was elected.

2.            Place of meetings Meetings of the board may be held at any place within or outside Ontario and in any financial year of the Corporation it will not be necessary for a majority of the meetings of the board to be held at a place within Canada.

3.            Meetings by telephonic or electronic means Meetings of the board may be held by telephonic or electronic means.

4.           Votes to govern At all meetings of the board every question will be decided by a majority of the votes cast on the question; and in case of an equality of votes the chair of the meeting will not be entitled to a second or casting vote.

5. Interest of directors and officers generally in contracts No director or officer will be disqualified by his or her office from contracting with the Corporation nor will any contract or arrangement entered into by or on behalf of the Corporation with any director or officer or in which any director or officer is in any way interested be liable to be voided nor will any director or officer so contracting or being so interested be liable to account to the Corporation for any profit realized by any such contract or arrangement by reason of such director or officer holding that office or of the fiduciary relationship thereby established provided that, in each case, the director or officer has complied with the provisions of the Business Corporations Act.

SHAREHOLDERS’ MEETINGS

6.           Quorum At any meeting of shareholders a quorum will be one person present in person or by telephonic or electronic means and each entitled to vote at the meeting and holding or representing by proxy not less than 5% of the votes entitled to be cast at the meeting.

7.            Meetings by telephonic or electronic means Meetings of shareholders may be held by telephonic or electronic means.

8.            Postponement or cancellation of meetings Meetings of shareholders may be postponed or cancelled by the board at any time prior to the date of the meeting.

9.           Procedures at meetings The board may determine the procedures to be followed at any meeting of shareholders including, without limitation, the rules of order. Subject to the foregoing, the chair of a meeting may determine the procedures of the meeting in all respects.

10.	Advance Notice Provisions

For purposes of this Section 10:

“Applicable Securities Laws” means the applicable securities legislation of each province and territory of Canada in which the Corporation is a reporting issuer, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada; and

“public announcement” shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(a)	Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

(i)	by or at the direction of the board, including pursuant to a notice of meeting;

(ii)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (Ontario) or a requisition of the shareholders made in accordance with the provisions of the Business Corporations Act (Ontario); or

(iii)	by any person (a “Nominating Shareholder”):

A.	who, at the close of business on the date of the giving of the notice provided for below in this Section 10 and at the close of business on the record date for notice of such meeting of shareholders, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and

B.	who complies with the notice procedures set forth below in this Section 10.

(b)	In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given notice thereof that is both timely (in accordance with Section 10(c) below) and in proper written form (in accordance with Section 10(d) below) to the Secretary of the Corporation at the principal executive offices of the Corporation.

(c)	To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

(i)	in the case of an annual meeting of shareholders (which includes an annual and special meeting), not later than 30 days before the meeting date;

(ii)	in the case of an annual and general meeting held on a date that is less than 50 days after the first public announcement of the meeting date (the “Notice Date”), not later than 10 days following the Notice Date; and

(iii)	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than 15 days following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(d)	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

(i)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director (each, a “Proposed Nominee”): (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person within the preceding five years, as well as the name and principal business of any Corporation in which such employment is carried on; (C) the citizenship of such person; (D) the class or series and number of shares which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (E) any other information relating to the Proposed Nominee that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act (Ontario) and Applicable Securities Laws.

(ii)	as to each Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act (Ontario) and Applicable Securities Laws.

(e)	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Section 10; provided, however, that nothing in this Section 10 shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Business Corporations Act (Ontario) or the discretion of the Chair. The Chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(f)	Notwithstanding any other provision of this Section 10, notice given to the Secretary of the Corporation pursuant to this Section 10 may only be given by personal delivery or by email (at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by other electronic transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Toronto time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

(g)	Notwithstanding the foregoing, the board may, in its sole discretion, waive all or any of the requirements in this Section 10.

INDEMNIFICATION

11.	Definitions For the purposes of Sections 12:

(a)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding; and

(b)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, officer, former director, former officer of the Corporation or any individual who acts or acted at the Corporation’s request as a director or officer, or in a similar capacity, of another entity (each, an “eligible party”) or any of the heirs and legal personal representatives of any such eligible party, by reason of the eligible party being or having been a director or officer of the Corporation or (at the request of the Corporation) a director or officer, or a similar position, of another entity:

(i)	is or may be joined as a party; or

(ii)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding; and

(c)	“expenses” includes costs, charges and expenses, including legal and other fees, but does not include any eligible penalty.

12.          Indemnification of directors and officers To the extent permitted by the Business Corporations Act (Ontario), the Corporation must indemnify each director and/or officer of the Corporation, each former director and/or officer of the Corporation and/or any individual who acts or acted at the Corporation’s request as a director and/or officer, or in a similar capacity, of another entity, and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Corporation must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each aforementioned person is deemed to have contracted with the Corporation on the terms of the indemnity contained in this Section 12.

13.          Indemnity of others Except as otherwise required by the Business Corporations Act (Ontario) and subject to Section 12, the Corporation may from time to time indemnify and save harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as an employee, agent of or participant in another entity, against costs, charges, expenses (including legal and other fees), judgments, fines and any amount actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which he or she served at the Corporation’s request and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not, of itself, create a presumption that the person did not act honestly and in good faith with a view to the best interests of the Corporation or other entity and, with respect to any criminal or administrative action or proceeding that is enforced by a monetary penalty, had no reasonable grounds for believing that his or her conduct was lawful.

14.          Right of indemnity not exclusive The provisions for indemnification contained in the by-laws of the Corporation will not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any agreement, vote of shareholders or directors or otherwise, both as to action in his or her official capacity and as to action in another capacity, and will continue as to a person who has ceased to be a director, officer, employee or agent and will inure to the benefit of that person’s heirs and legal representatives.

15.          No liability of directors or officers for certain matters To the extent permitted by law, no director or officer for the time being of the Corporation will be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act for conformity or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or for the insufficiency or deficiency of any security in or upon which any of the moneys of or belonging to the Corporation will be placed out or invested or for any loss or damage arising from the bankruptcy, insolvency or tortious act of any person, firm or body corporate with whom or which any moneys, securities or other assets belonging to the Corporation will be lodged or deposited or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any moneys, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his or her respective office or trust or in relation thereto unless the same will happen by or through his or her failure to act honestly and in good faith with a view to the best interests of the Corporation and in connection therewith to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. If any director or officer of the Corporation is employed by or performs services for the Corporation otherwise than as a director or officer or is a member of a firm or a shareholder, director or officer of a body corporate which is employed by or performs services for the Corporation, the fact that the person is a director or officer of the Corporation will not disentitle such director or officer or such firm or body corporate, as the case may be, from receiving proper remuneration for such services.

BANKING ARRANGEMENTS, CONTRACTS, ETC.

16.         Banking arrangements The banking business of the Corporation, or any part thereof, will be transacted with such banks, trust companies or other financial institutions as the board may designate, appoint or authorize from time to time and all such banking business, or any part thereof, will be transacted on the Corporation’s behalf by one or more officers or other persons as the board may designate, direct or authorize from time to time.

17.         Execution of instruments Contracts, documents or instruments in writing requiring execution by the Corporation will be signed by hand by any one officer or director of the Corporation (whether under the corporate seal of the Corporation, if any, or otherwise) and all contracts, documents or instruments in writing so signed will be binding upon the Corporation without any further authorization or formality. The board is authorized from time to time by resolution to appoint any officer or any other person on behalf of the Corporation to sign by hand (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver either contracts, documents or instruments in writing generally or to sign either by hand or by electronic transmission or mechanical signature or otherwise (whether under the corporate seal of the Corporation, if any, or otherwise) and deliver specific contracts, documents or instruments in writing. Contracts, documents or instruments in writing that are to be signed by hand may be signed electronically. The term “contracts, documents or instruments in writing” as used in this by-law includes without limitation deeds, mortgages, charges, conveyances, powers of attorney, transfers and assignments of property of all kinds (including specifically but without limitation transfers and assignments of shares, warrants, bonds, debentures or other securities), proxies for shares or other securities and all paper writings.

MISCELLANEOUS

18.          Invalidity of any provisions of this by-law The invalidity or unenforceability of any provision of this by-law will not affect the validity or enforceability of the remaining provisions of this by-law.

19.         Omissions and errors The accidental omission to give any notice to any shareholder, director, officer or auditor or the non-receipt of any notice by any shareholder, director, officer or auditor or any error in any notice not affecting its substance will not invalidate any action taken at any meeting to which the notice related or otherwise founded on the notice.

INTERPRETATION

20.        Interpretation In this by-law and all other by-laws of the Corporation words importing the singular number only include the plural and vice versa; words importing any gender include all genders; words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and governmental authorities; “board” means the board of directors of the Corporation; “Business Corporations Act (Ontario)” means the Business Corporations Act, R.S.O. 1990, c. B.16 as from time to time amended, re-enacted or replaced; “meeting of shareholders”; and terms that are not otherwise defined in this by-law have the meanings attributed to them in the Business Corporations Act means an annual meeting of shareholders and/or a special meeting of shareholders.